Exhibit 99.1

Mountain Province Diamonds Discovers 106 Geophysical Targets at Kennady North Diamond Project: MAG Survey to Commence

Spin-out of Kennady Diamonds remains on track for April 2012

Shares Issued and Outstanding: 80,345,558
TSX: MPV
NYSE- AMEX: MDM

TORONTO AND NEW YORK, Feb. 27, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) is pleased to announce that final analysis of the Fugro airborne gravity gradiometry (AGG) survey flown over the Kennady North diamond project late last year has resulted in the identification of 106 geophysical targets. Mountain Province is also pleased to announce that the Company will be commencing a 560 line-kilometre total magnetic field (MAG) ground survey this week over the geophysical targets identified by the AGG survey.

The MAG survey will be conducted at 20 metre line-spacing and the results will enable the Company to prioritize the geophysical targets for drilling as soon as practically possible. The MAG survey is being managed by Aurora Geosciences Ltd., contractors to Mountain Province, and is expected to be completed by mid-March 2012.

Commenting, Mountain Province President and CEO Patrick Evans said: "We are very excited about the large number of geophysical targets that have been identified at Kennady North. We expect the results from the MAG survey to provide excellent data to guide our planned drill program. Besides the excellent micro-diamond counts and size frequency distribution from the known kimberlites at Kennady North, a 0.40 carat diamond was recovered from a 65 kilogram sample taken from Faraday and the samples recovered from Faraday also exhibit an unusually high percentage of desirable yellow diamonds."

Mountain Province also announced that preparations for the planned spin-out of the Kennady North project into a newly listed public company remain on track for mid-April 2012. Shareholders will receive further details of the proposed transaction and planned special meeting in March.

Finally, Mountain Province expects to provide an update before the end of the week on the Tuzo Deep drill program and AGG survey conducted over the De Beers JV project at Kennady Lake.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December, 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Mountain Province also controls 100% of the Kennady North Diamond Project adjacent to the De Beers JV property. Kennady North hosts three known diamondiferous kimberlites and a number of unexplained kimberlite mineral indicators.

Mountain Province Diamonds is included in the S&P/TSX Global Mining Index.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:13e 27-FEB-12